FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated August 21, 2026

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the securities market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Banco Santander share capital reduces by 3.08% following completion of buy-back programme.

Reference is made to our notice of inside information of 4 February 2026 (official registry number 3077) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares approved by the board of directors of Banco Santander (the “Buy-back Programme” or the “Programme”). The Bank informs that, after the last acquisitions mentioned below, the maximum investment provided for in the Buy-back Programme (i.e. EUR 5,030 million) has been reached, having acquired a total of 462,683,139 own shares, representing approximately 3.08% of the Bank’s share capital. The acquisition of shares under the Buy-back Programme has been communicated on a regular basis, pursuant to the provisions of Articles 2.2 and 2.3 of the Commission Delegated Regulation (EU) No. 2016/1052. As a consequence of the above, the Buy-back Programme has been terminated in accordance with the terms set out when it was announced.

As disclosed in the Buy-back Commencement Communication, the purpose of the Programme was to reduce the Bank’s share capital by redeeming the shares acquired thereunder, which was authorised by the European Central Bank on 2 February 2026 (the “Capital Reduction”). The implementation of the Capital Reduction, which was approved at the Bank’s ordinary general shareholders’ meeting held on 27 March 2026 on second call under item 2 B of the agenda, is expected to take place soon.

As a result of the Capital Reduction, Banco Santander’s share capital will be reduced by EUR 231,341,569.50 through the cancellation of the aforementioned 462,683,139 own shares, each with a nominal value of EUR 0.5. Consequently, the Bank’s share capital will be set at EUR 7,278,241,400.50, represented by 14,556,482,801 shares, all of them of the same class and series.

The purpose of the Capital Reduction is the cancellation of the own shares acquired under the Buy-back Programme, contributing to the remuneration of the Bank’s shareholders by increasing the profit per share, which is inherent to the decrease in the number of shares. The Capital Reduction will not entail the return of contributions to shareholders since the Bank is the owner of the shares to be cancelled.

It is expected that a reserve for amortised capital be created with a charge to the share premium reserve for an amount equal to the nominal value of the cancelled shares (i.e. EUR 231,341,569.50), which may only be used under the same conditions as those required for the reduction of the share capital, pursuant to the provisions of Article 335 c) of the Spanish Companies Law. Consequently, in accordance with the provisions of such Article, the Bank’s creditors will not be afforded the right of objection referred to in Article 334 of the same Law.

For purposes of the provisions of Article 411 of the Spanish Companies Law and in accordance with Additional Provision One of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, it is hereby stated for the record that, as the Bank is a credit institution and the other requirements set forth in the aforementioned Additional Provision are met, the consent of the bondholder syndicates for the outstanding debenture and bond issues is not required for the implementation of the reduction.

The announcements of the Capital Reduction will be published in the Official Gazette of the Spanish Commercial Registry and on the Bank’s corporate website (www.santander.com) soon.

Thereafter, the public deed regarding the corporate resolutions on the Capital Reduction and amendment of the Bank’s By-laws will be granted and subsequently registered with the Commercial Registry of Santander. In addition, the delisting of the 462,683,139 cancelled shares from the Spanish and foreign stock exchanges or stock markets on which the Bank’s shares are listed, and the cancellation of the book-entry records of the cancelled shares before the competent bodies will both be requested.

Accumulated share capital reduction resulting from the buyback programmes

After the completion of the Buy-back Programme, which will entail a share capital reduction of the Bank’s share capital by approximately 3.08%, once the buyback programmes executed since 2021 have been completed, the accumulated share capital reduction amounts to EUR 1,557,002,469.50, the Bank having repurchased 3,114,004,939 shares since that date, representing approximately 18% of its outstanding shares as of the start of such period.

Last transactions executed under the Programme

Moreover, pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs, that it has carried out the following transactions over its own shares between 13 and 21 August 2026 (both inclusive):

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
13/08/2026	SAN	Purchase	XMAD	3,000,000	13.0351
13/08/2026	SAN	Purchase	CEUX	1,000,000	13.0338
14/08/2026	SAN	Purchase	XMAD	2,829,675	12.8988
14/08/2026	SAN	Purchase	CEUX	1,000,000	12.8989
17/08/2026	SAN	Purchase	XMAD	3,500,000	12.8041
17/08/2026	SAN	Purchase	CEUX	1,000,000	12.8022
18/08/2026	SAN	Purchase	XMAD	3,500,000	12.5992
18/08/2026	SAN	Purchase	CEUX	1,000,000	12.5984
19/08/2026	SAN	Purchase	XMAD	3,000,000	12.2966
19/08/2026	SAN	Purchase	CEUX	1,000,000	12.2970
20/08/2026	SAN	Purchase	XMAD	2,500,000	12.2633
21/08/2026	SAN	Purchase	XMAD	3,780,000	12.5107
21/08/2026	SAN	Purchase	CEUX	2,165,711	12.5247
21/08/2026	SAN	Purchase	TQEX	250,000	12.5238
21/08/2026	SAN	Purchase	AQEU	500,000	12.5213
			TOTAL	30,025,386

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 21 August 2026

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 13/08/2026 and 21/08 /2026 (both inclusive).

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-13-a-21-agosto-2026-es.pdf)

IMPORTANT INFORMATION

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	August 21, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance